

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
Gary A. Schwartz, Esq.
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re: Transatlantic Holdings, Inc.**
> **Schedule 14D-9**
> **Filed on July 28, 2011**
> **File No. 005-41434**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We understand that Transatlantic may have discussed the Validus offer during its quarterly earnings conference call on July 28, 2011. If so, please confirm that you have filed all relevant statements made at that meeting and direct us to the applicable filing.

Background of the Offer, page 6

2.   Please revise your disclosure to describe the purpose and effect of the shareholder rights plan and the changes to the bylaws relating to the conduct of stockholders meetings.

Reasons for Recommendation, page 21

3.   Please disclose any comparisons made by the board of directors between the consideration being offered by Allied World and Validus, including the market value of the stock components of each offer. We note in this regard your statement that the Exchange Offer economically disadvantages Transatlantic security holders.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

- the Exchange Offer is highly conditional, resulting in substantial uncertainty for Transatlantic's security holders as to whether it will be completed and, if completed, when and at what cost (page 21);

- the potential that the Transatlantic-Allied World Merger would create a leading, diversified, specialty focused reinsurance and insurance company with a global reach and a local presence in key markets (page 21);

- the Transatlantic-Allied World Merger would diversify risk (page 21);

- the Transatlantic-Allied World Merger would provide greater value to Transatlantic's security holders within a shorter timeframe (page 22);

- Transatlantic's and Allied World's businesses are complementary (page 22);

- the Transatlantic-Allied World combined company would have a highly experienced management team with extensive industry experience (page 23); and

- the integration of Transatlantic and Validus could be potentially difficult and inefficient (page 31).

5.   We refer to the third bullet from the bottom on page 22. Please disclose why the board of directors did not consider the current market price of Allied World when making this determination. Please also address all other instances in your document where the financial analysis is based on data as of June 10, 2011.

6.   Please tells us, with a view towards revised disclosure, whether the board of directors considered the comparative risk profiles of Allied World and Validus.

7.   Certain of the factors that you cite in favor of an Allied World transaction appear to apply equally to a Validus transaction. Please revise your disclosure to address the applicability of these factors to the Validus transaction:

- the Transatlantic-Allied World combined company would have a strengthened balance sheet with $8.5 billion of total capital;

- Transatlantic would gain European Union-based operating subsidiaries;

- a foreign domicile would provide the Transatlantic-Allied World combined company with greater capital flexibility; and

- the Transatlantic-Allied World Merger is likely to receive necessary regulatory approvals in a relatively timely manner.

Materially Lower Book Value Per Share to Transatlantic Stockholders, page 25

8.   Please advise whether the table on page 25 includes reserve charges for both parties. If reserve charges are presented for only one party, please revise to depict the other party's pro forma book value per share with the reserve charge, and the first party's pro forma book value per share without the reserve charge.

9.   Please tell us, with a view towards revised disclosure, whether you intend to update the figures in this section and other sections of your document which are stated as of March 31, 2011.

Inferior Book Value Per Share Growth And Shareholder Returns Relative to Allied World, page 25

10.   You present data in this section from a recent five-year period. However, Validus did not complete its initial public offering until late 2007. Please revise your disclosure to provide an equivalent comparison.

Allied World Has Achieved Higher Investment Returns And Has A Larger Portfolio of Invested Assets, page 27

11.   You present information in this section regarding the differences between Allied World and Validus with respect to certain measures. As the nature of the businesses of these companies appears to differ materially, please revise your presentation as necessary to provide security holders with sufficient background regarding business factors that may be contributing to these differences.

Transatlantic Stockholders Have Greater Potential For Price To Book Multiple Expansion…, page 27

12.   Please revise your disclosure to present the information appearing in this section over an equivalent time period, or advise why it is appropriate to use differing time periods for each company. Please also disclose that there can be no certainty that the stock of the combined company would trade at Allied World's historical price to book ratio or that the ratio would not be affected by the transaction.

13.   Please disclose, if true, any extrinsic reasons why Allied World shares may trade at a greater discount to historical price to book value per share ratio, including, for example, that the market may believe that Allied World has less likelihood for growth.

Higher Financial Leverage Limits Financial Flexibility, page 29

14.   Please advise whether the tabular disclosure on page 30 presents Validus debt as inclusive of its hybrid notes. If so, please advise how you determined that these notes should be treated as debt for these purposes.

Meaningful Uncertainties Exist In The Exchange Offer, page 30

15.   We note your statement that Validus refused to sign a "standard" confidentiality agreement. Please revise this disclosure to indicate that the agreement proposed by Transatlantic contained a standstill provision, and also disclose whether the confidentiality agreement signed by Allied World contained a similar provision.

Other Considerations, page 31

16.   We note your statement that Transatlantic security holders will retain a majority of the voting power in the Transatlantic-Allied World combined company. Please disclose why the board of directors considered this of significance to an individual security holder.

17.   Please disclose that, in order for a proposal to be considered a Superior Proposal under the Transatlantic-Allied World merger agreement, it must relate to a transaction pursuant to which the stockholders of Transatlantic would hold less than 50% of the outstanding shares of the surviving entity.

18.   Please disclose what consideration, if any, was given by the board of directors to the risk that Allied World could become subject to U.S. taxation.

Purposes of the Transaction and Plans of Proposals, page 33

19.   We note the second to last paragraph in this section. Please confirm that you have made all disclosures required by Item 1006(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP